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         SECURITIES AND EXCHANGE COMMISSION
         Washington, D.C. 20549

         SCHEDULE 13G

         INFORMATION STATEMENT PURSUANT TO
         RULES 13d-1 AND 13d-2  UNDER THE
         SECURITIES EXCHANGE ACT OF 1934
                   (Amendment No.   )*

         Integrated Technology USA, Inc.
---------------------------------------------------
                   (Name of Issuer)

         Common Stock
---------------------------------------------------
                   (Title of Class of Securities)

         45813T 10 8
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                   (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Page 2 of 6 pages

13G
CUSIP NO. 45813T 10 8

1.       NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSONS

         Alan P. Haber

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF
         A GROUP*

         (a) [   ]

         (b) [   ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER                     5.  SOLE VOTING POWER
OF SHARES                           963,582
BENEFICIALLY
OWNED BY                   6.  SHARED VOTING POWER
EACH                                23,390(the Reporting
REPORTING                           Person  disclaims
PERSON                              beneficial ownership
WITH                                of these shares)

                           7.  SOLE DISPOSITIVE POWER
                                    963,582

                           8.  SHARED DISPOSITIVE POWER
                                    23,390(the Reporting
                                    Person disclaims
                                    beneficial ownership of
                                    these shares)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

         986,972 (the Reporting Person disclaims
         beneficial ownership of 23,390 of such
         shares)

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (9) EXCLUDES CERTAIN SHARES *

         [   ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW 9

         15.97%

12       TYPE OF REPORTING PERSON*

         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1(a).                 Name of Issuer:

         Integrated Technology USA, Inc.

Item 1(b).                 Address of Issuer's Principal
                           Executive Offices:

         545 Cedar Lane
         Teaneck, NJ 07666

Item 2(a).                 Name of Person Filing:

         Alan P. Haber

Item 2(b).                 Address of Principal Business
                           Office or, if None, Residence:

         c/o Integrated Technology USA, Inc.
         545 Cedar Lane
         Teaneck, NJ 07666

Item 2(c).                 Citizenship:

         United States of America

Item 2(d).                 Title of Class of Securities:

         Common Stock


Item 2(e).                 CUSIP Number:

         45813T 10 8

Item 3.

         Not applicable

Item 4.                    Ownership.

         (a)      Amount beneficially owned:

         986,972 shares (comprised of 851,769 currently outstanding shares and 135,203 shares that may be acquired pursuant to currently exercisable options). The Reporting Person disclaims beneficial ownership of 23,390 of such shares, which are owned by his wife (comprised of 21,298 currently outstanding shares and 2,092 shares that may be acquired pursuant to currently exercisable

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         options).

         (b)      Percent of class:

         15.97%

         (c)  Number of Shares as to which
                  Reporting Person has:

          (i)              sole power to vote or to
                           direct the vote

                           963,582

         (ii)              shared power to vote or to
                           direct the vote

                           23,390 (the Reporting Person
                           disclaims beneficial ownership
                           of such shares, which are
                           owned by his wife)

         (iii)             sole power to dispose or to
                           direct the disposition of

                           963,582

         (iv)              shared power to dispose or to
                           direct the disposition of


                           23,390 (the Reporting Person
                           disclaims beneficial ownership
                           of such shares, which are
                           owned by his wife)

Item 5.           Ownership of Five Percent or Less
                  of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent
                  on Behalf of Another Person:

                  Not applicable

Item 7.           Identification and Classification
                  of Subsidiaries which Acquired the
                  Security Being Reported on by the
                  Parent Holding Company:

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                  Not applicable

Item 8.           Identification and Classification
                  of Members of the Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  Not applicable

                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                      January 30, 1997

                           /s/ Alan P. Haber
Signature:                 ----------------

Name/Title:                Alan P. Haber

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